                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE 13G


                               (AMENDMENT NO. __)*

                               GUITAR CENTER, INC.
                                 (Name of Issuer)

                           COMMON STOCK, $.01 PAR VALUE
                          (Title of Class of Securities)

                                   402040 10 9
                                  (CUSIP Number)

                        -------------------------------------

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G



CUSIP No. 402040 10 9                                        Page 2 of 6 Pages


-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS
       LAWRENCE THOMAS

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF MEMBER OF A         (a)  / /
     GROUP*                                           (b)  /X/
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES
-------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                          109,722
NUMBER OF          ------------------------------------------------------------
SHARES             6    SHARED VOTING POWER
BENEFICIALLY              1,222,462
OWNED BY EACH      ------------------------------------------------------------
REPORTING          7    SOLE DISPOSITIVE POWER
PERSON WITH               109,722
                   ------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                          1,222,462
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
       1,332,184
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          /X/
     EXCLUDES CERTAIN SHARES*
         N/A
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        6.9%
-------------------------------------------------------------------------------
12   TYPE OF PERSON REPORTING*
       IN
-------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13G

CUSIP No. 402040 10 9                                         Page 3 of 6 Pages


-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS
       GINA THOMAS
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF MEMBER OF A         (a)  / /
     GROUP*                                           (b)  /X/
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES
-------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                          0
                   ------------------------------------------------------------
NUMBER OF          6    SHARED VOTING POWER
SHARES                    1,222,462
BENEFICIALLY       ------------------------------------------------------------
OWNED BY EACH      7    SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON WITH        ------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                          1,222,462
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
       1,222,462
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          /X/
     EXCLUDES CERTAIN SHARES*
         N/A
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        6.3%
-------------------------------------------------------------------------------
12   TYPE OF PERSON REPORTING*
       IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1(A).     NAME OF ISSUER:

               The name of the issuer is Guitar Center, Inc., a Delaware corporation (the "Issuer").
-------------------------------------------------------------------------------
ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The principal executive offices of the Issuer are located at 5155 Clareton Drive, Agoura Hills, CA 91301.
-------------------------------------------------------------------------------
ITEM 2(A).     NAME OF PERSON FILING:

               The name of the persons filing this information statement are Lawrence Thomas ("Mr. Thomas") and his spouse, Gina Thomas ("Mrs. Thomas").
-------------------------------------------------------------------------------
ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address of the principal business office of Mr. and Mrs. Thomas is c/o Guitar Center 5155 Clareton Drive, Agoura Hills, CA 91301.
-------------------------------------------------------------------------------
ITEM 2(C).     CITIZENSHIP:

               Mr. and Mrs. Thomas are each citizens of the United States.
-------------------------------------------------------------------------------
ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               This information statement relates to the Common Stock, $.01 par value, of the Issuer (the "Common Stock").
-------------------------------------------------------------------------------
ITEM 2(E).     CUSIP NUMBER.

               The CUSIP number of the Common Stock is 402040 10 9.
-------------------------------------------------------------------------------
ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
               OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.
-------------------------------------------------------------------------------
ITEM 4.        OWNERSHIP.

               (A)  AMOUNT BENEFICIALLY OWNED

               Mr. Thomas beneficially owns 1,332,184 shares of Common Stock. Mrs. Thomas beneficially owns 1,222,462 shares of Common Stock.

               The shares shown in items 6, 8 and 9 of the cover pages for Mr. and Mrs. Thomas include 1,064,567 shares held by a revocable trust for the benefit of Mr. and Mrs. Thomas for which Mr. and Mrs. Thomas serve as co-trustees and 157,895 shares held by a charitable remainder trust for the benefit of Mr. and Mrs. Thomas for which Mr. and Mrs. Thomas serve as co-trustees.

               The shares shown in items 5, 7 and 9 of the cover page for Mr. Thomas include 109,722 shares issuable upon the exercise of a currently exercisable option granted to

                               Page 4 of 6 pages

               Mr. Thomas by Chase Venture Capital Associates, L.P., Wells Fargo Small Business Investment Company, Inc., and Weston Presidio Capital II, L.P.

               Not included in any of the items of the cover page for Mr. and Mrs. Thomas are 52,632 shares held by a charitable foundation for which Mr. and Mrs. Thomas serve as its sole directors and have the power to vote such shares. Mr. and Mrs. Thomas each disclaim beneficial ownership of such shares.
               -----------------------------------------------------------------
               (B)   PERCENT OF CLASS

               See item 11 of each cover page.
               -----------------------------------------------------------------
               (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i) Sole power to vote and direct the vote of: See item 5 of each cover page.

               (ii) Shared power to vote and direct the vote of: See item 6 of each cover page.

               (iii) Sole power to dispose and direct the disposition of:  See item 7 of each cover page.

               (iv)  Shared power to dispose and direct the disposition of: See item 8 of each cover page.
--------------------------------------------------------------------------------
ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.
--------------------------------------------------------------------------------
ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               See item 4 above.
--------------------------------------------------------------------------------
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.
--------------------------------------------------------------------------------
ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               As spouses, Mr. and Mrs. Thomas may be deemed to be a group in relation to their investments in the Issuer. Mr. and Mrs. Thomas do not affirm the existence of a group.
--------------------------------------------------------------------------------
ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.
--------------------------------------------------------------------------------
ITEM 10.       CERTIFICATION.

               Not applicable.


                               Page 5 of 6 pages

                                   SIGNATURE

      After reasonable injury and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 1998                       /s/ LAWRENCE THOMAS
                                       ---------------------------------------
                                       Lawrence Thomas


                                       /s/ GINA THOMAS
                                       ---------------------------------------
                                       Gina Thomas



                               Page 6 of 6 pages